TABULATION SUMMARY

The First Commonwealth Fund, Inc.
Special Meeting November 30, 2000

						Votes Outstanding:	9,267,409
PROPOSAL 1						Total Voted:	8,964,933
						Quorum as % of O/S Votes:	96.74%

Appoval of new management agreement with the Fund's Investment Manager and a new investment advisory agreement with the
Investment Adviser. Approval sought in order to permit the Investment Manager and the Investment Adviser to continue to provide services to the Fund following the acquisition of the Investment Manager and Investment Adviser by Aberdeen
Asset Management plc.

	SHARES	FOR AS %	SHARES	AGAINST AS	SHARES		ABSTAIN AS %	TOTAL
	FOR	OF O/S	AGAINST	% OF O/S	ABSTAINING		OF O/S	VOTED

Registered & Street	8,736,540	94.27%	147,305	1.59%	81,088		0.87%	8,964,933
ADP Pending		0.00%		0.00%			0.00%	0
TOTAL	8,736,540	94.27%	147,305	1.59%	81,088		0.87%	8,964,933

Last Updated on 06/28/2001
By MLMAG